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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Sentry Technology Corporation
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

81731K-10-1
(CUSIP Number)

William A. Perlmuth, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038-4982
212-806-5860
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No.: 81731K-10-1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only) William A. Perlmuth, Esq.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) [ ] (a) [ X ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	6,096,047 (including 6,073,010 shares held by trusts of which Mr. Perlmuth is sole trustee) None 6,096,047 (including 6,073,010 shares held by trusts of which Mr. Perlmuth is sole trustee) None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,096,047 (including 6,073,010 shares held by trusts of which Mr. Perlmuth is sole trustee)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

This statement relates to the common stock, par value $.001 per share (“Common Stock”) of Sentry Technology Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 350 Wireless Boulevard, Hauppauge, New York 11788.

Item 2. Identity and Background

This Schedule 13D is being filed by William A. Perlmuth, an individual whose business address is c/o Stroock & Stroock & Lavan, LLP, 180 Maiden Lane, New York, New York, 10038-4982, individually and in his capacity as Trustee of four separate trusts: the Trust u/w/o Arthur J. Minasy for the benefit of Arthur J. Minasy’s widow, Jayne P. Minasy; the Arthur J. Minasy Trust u/a f/b/o Karen Hatgis; the Arthur J. Minasy Trust u/a f/b/o Keith Minasy; and the Arthur J. Minasy Trust u/a f/b/o Kathy Nicolette (collectively, the “Trusts”). The shares held by the Trusts were acquired from Mr. Arthur J. Minasy, founder of a predecessor of the Issuer, during his lifetime or under his will.

The address of the Estate and the Trusts is the same as the address for Mr. Perlmuth.

Mr. Perlmuth has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Perlmuth is a citizen of the United States. Each of the Trusts were created under New York law.

Item 3. Source and Amount of Funds or Other Consideration

No Change.

Item 4. Purpose of Transaction

The purpose of this amendment is to correctly reflect the number of shares of Common Stock beneficially owned. The shares are held for investment and not for the purpose of influencing management. Depending upon market prices and conditions, the financial needs of the beneficiaries of the Trusts and other relevant considerations, Mr. Perlmuth may sell all or a portion of the shares of Common Stock in open market or privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer

Mr. Perlmuth is the sole owner of 23,037 shares of Common Stock which he owns directly.

By reason of his serving as sole Trustee of each of the Trusts, Mr. Perlmuth has sole power to vote and sole power to dispose of the 6,073,010 shares of Common Stock owned by the Trusts. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Perlmuth (by virtue of having such power) is deemed to be the “beneficial owner” of such shares. Mr. Perlmuth has no personal pecuniary interest in any of such shares.

Jayne P. Minasy, Karen Minasy Hatgis, Keith Minasy and Kathy Minasy Nicolette are the sole beneficiaries of their respective trusts.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Trusts nor Mr. Perlmuth have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

April 8, 2004

Signature

By: /s/ William A. Perlmuth
William A. Perlmuth, individually and as
Trustee of the Trust F/B/O Jayne P. Minasy,
Trust F/B/O Karen Minasy Hatgis, Trust F/B/O Keith Minasy and
Trust F/B/O Kathy Minasy Nicolette